

Mail Stop 3030

May 17, 2018

Via E-mail
Mark Russell
Chief Executive Officer
HyperSciences, Inc.
1314 S. Grand Blvd., Suite 2-133
Spokane, WA 99202

>   **Re: HyperSciences, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed April 30, 2018**
>   **File No. 024-10831**

Dear Mr. Russell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 4

1.   We note your response to prior comment 10. Please tell us whether you plan to file a confidential treatment request for the redacted portions of exhibit 6.10. Refer to Securities Act Rule 406 and Staff Legal Bulletin 1A for guidance.

Risk Factors, page 10

2.   Include appropriate risk factor disclosure regarding the material provisions of the investor proxy agreement, including the information you provide in response to prior comment 3 and Section 12 of exhibit 5. Also, if the investor proxy agreement grants the underwriter the right to sell the securities or enter into additional agreements governing the securities, explain the implications in appropriate risk factors.

<u>Forum Selection Clauses in the Transaction Agreements…, page 17</u>

3.   We note your response to prior comment 6. Please expand your risk factor heading and discussion to address any fee shifting provisions included in the transaction agreements.

<u>Investor Proxy Agreement, page 52</u>

4.   We note your response to prior comment 3. Please disclose the percentage of total outstanding votes that the manager would have the authority to direct assuming (1) all investors in this offering invest less than $50,000 and (2) all investors subject to the investor proxy agreement do not cast their vote. Include percentage disclosure for both the minimum and maximum offering amounts. Also, reconcile your disclosure here with the disclosure on your offering circular cover page and the last risk factor on page 15.

5.   In this regard, disclose the purpose of Section 4 of exhibit 5, and clarify how Section 4 will operate in the following scenarios: (1) the majority of all outstanding series A preferred stock do not vote, and the manager has the authority to direct the vote of the majority of the series A preferred shares, and (2) all or a portion of the securities have been converted either by the purchaser or by the manager pursuant to Section 3(d) of exhibit 5. Also, clarify how investors will receive notice of any actions requiring purchaser approval given Section 3(e) and how investors will know about actions the Manager takes on behalf of the investors under Section 4.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Daniel Wadkins
        Lee & Hayes, PLLC